SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JETBLUE AIRWAYS CORPORATION
(Name of Subject Company (Issuer))
JETBLUE AIRWAYS CORPORATION
(Name of Filing Person (Issuer))
6.75% Convertible Debentures due 2039 (Series B)
(Title of Class of Securities)
477143AG6
(CUSIP Number of Class of Securities)

James G. Hnat Executive Vice President, General Counsel and Corporate Secretary 27-01 Queens Plaza North Long Island City, New York 11101 (718) 709-3026	with copy to: Colin Diamond White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$86,206,000	$8,680.94

* Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 6.75% Convertible Debentures due 2039 (Series B) (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 15, 2016, there was $86,206,000 aggregate principal amount of Securities outstanding, resulting in an aggregate purchase price of $8,680.94.
** The amount of the filing fee equals $100.70 per $1,000,000 of the value of the transaction.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of March 16, 2005 (the “Base Indenture”), between JetBlue Airways Corporation (the “Company”) and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the fifth supplemental indenture, dated as of June 9, 2009, between the Company and the Trustee (the “Fifth Supplemental Indenture and together with the Base Indenture, the “Indenture”) for the Company’s 6.75% Convertible Debentures due 2039 (Series B) (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Notice of Repurchase Right, dated September 16, 2016 (the “Issuer Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Issuer Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”).
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Securities and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
Item 11. Additional Information.
Not applicable.
Item 12. Exhibits.

(a)	Issuer Repurchase Notice, dated September 16, 2016.
(b)	Not applicable.
(d)(1)
Indenture, dated as of March 16, 2005, between the Company and the Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2005.

(d)(2)
Fifth Supplemental Indenture, dated as of June 9, 2009, between the Company and the Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2009.

(g)	Not applicable.
(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 16, 2016

JETBLUE AIRWAYS CORPORATION
By: /s/ Mark D. Powers
Name: Mark D. Powers
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)	Issuer Repurchase Notice, dated September 16, 2016.
(b)	Not applicable.
(d)(1)
Indenture, dated as of March 16, 2005, between the Company and the Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2005.

(d)(2)
Fifth Supplemental Indenture, dated as of June 9, 2009, between the Company and the Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2009.

(g)	Not applicable.
(h)	Not applicable.